

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Andrew B. Szafran
Senior Vice President and CFO
APAC Customer Services, Inc.
Bannockburn Lake Office Plaza 1
2333 Waukegan Road, Suite 100
Bannockburn, Illinois 60015

     **Re:    APAC Customer Services, Inc.**
              **Form 10-K for the Fiscal Year Ended January 3, 2010**
              **Filed March 1, 2010**
              **File No. 000-26786**

Dear Mr. Szafran:

     We have reviewed your response letter dated May 7, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2010

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies and Estimates

Revenue recognition, page 45

1.     Please provide us with the amount of revenue recognized for implementation services for all periods presented. As part of your response, please tell us the amount of gross profit recognized on these services.

2.     Your response to prior comment number 5 indicates that training revenues, when billed separately, are recognized on an hourly basis as hours are incurred. Your disclosures indicate that these revenues are recognized under a proportional performance method;

however, it is unclear to us how your method is a proportional performance method. We also note that your disclosures refer to the use of the straight-line basis of recognition yet your response does not refer to such method. As appropriate, please consider revising your disclosures.

## Item 9A. Controls and Procedures

## Disclosure Controls and Procedures, page 67

3.      We note your response to prior comment 8. The effectiveness conclusion in Item 4 of your Form 10-Q filed on May 12, 2010 is not given at the "reasonable assurance" level, even though the disclosure contains the general statement that a control system can provide only reasonable assurance that its objectives are met. Please confirm that in future filings, if you determine to retain the general disclosure regarding the assurance level of disclosure controls and procedures, you will state your officers' conclusions at the "reasonable assurance" level.

## Part III Information (incorporated by reference from the definitive proxy statement filed on April 28, 2010)

## Board Leadership Structure, page 8

4.      We note the statement in this section that your board of directors determines whether the role of the Chairman and CEO should be separated or combined based on its judgment as to the structure that best serves the interest of the company at any point in time. With a view toward providing enhanced disclosure in future filings, please tell us why your board has determined that at this point in time, given your company's specific characteristics and circumstances, its interests are best served by separating the roles of Chairman and CEO. Refer to Item 407(h) of Regulation S-K.

## Compensation Discussion and Analysis

## Compensation Philosophy, page 24

5.      We note the statement in this section that your compensation committee has determined that the total compensation packages for your executive officers should be between the 50th percentile and the 75th percentile of the packages of executive officers at companies with which you compete for executive talent. Please clarify if you engage in benchmarking of total compensation or any material element of compensation. If so, please identify the individual companies against which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our web site.

Annual Cash Incentive, page 26

6.       We note that the 2009 annual cash bonus payments received by your named executive officers were based on the company's achievement of certain levels of revenue and pre-tax profit.  Please tell us why you have not provided quantitative disclosure of the terms of these performance targets.  If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Also, please also note that Instruction 4 to Item 402 requires that a company include disclosure in its executive compensation discussion regarding how difficult it will be for an executive or how likely it will be for a registrant to achieve undisclosed target levels.  Please confirm that in future filings in which you exclude performance targets in reliance on Instruction 4 to Item 402, you will provide this additional disclosure.

Long-Term Equity Incentives, page 28

7.       With a view toward providing enhanced disclosure in future filings, please tell us the specific factors the compensation committee considered, and the weight it accorded each factor, in determining to grant stock options to Messrs. Marrow and DiBari.  Please also explain how the compensation committee determined the size of the grants.  Finally, please address why equity awards were not made to the other named executive officers in 2009.

You may contact David Edgar at (202) 551-3459 or Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  Please contact Matthew Crispino at (202) 551-3456 or me at (202) 551-3406 with any other questions.

Sincerely,


Patrick Gilmore
Accounting Branch Chief